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                              May 23, 2023

       James Barge
       Chief Financial Officer
       Lions Gate Entertainment Corp.
       250 Howe Street, 20th Floor
       Vancouver, British Columbia V6C 3R8

                                                        Re: Lions Gate
Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2022
                                                            Filed May 26, 2022
                                                            Item 2.02 Form 8-K
dated February 9, 2023
                                                            Response dated
April 6, 2023
                                                            File No. 001-14880

       Dear James Barge :

               We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2023 letter.

       Item 2.02 Form 8-K dated February 9, 2023

       Exhibit 99.1
       Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp.
       Shareholders..., page 18

   1. We read your response to comment 2 and continue to believe that your non-GAAP adjustment to remove
the effects of the deferred tax asset valuation allowance results in individually-tailored
accounting. Please remove this adjustment from Adjusted Net
                                                        Income (Loss)
Attributable to Lions Gate Entertainment Corp. Shareholders. Refer to
                                                        Question 100.04 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations.
 James Barge
Lions Gate Entertainment Corp.
May 23, 2023
Page 2


       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameJames Barge                           Sincerely,
Comapany NameLions Gate Entertainment Corp.
                                                        Division of Corporation
Finance
May 23, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName